Exhibit 12.1

ACCESS MIDSTREAM PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010		Predecessor
				Three Months Ended December 31, 2009	Nine Months Ended September 30, 2009	Year Ended December 31, 2008

	($ in thousands)
Earnings:
Income before income taxes	$114,008	$197,193	$197,658	$51,331	$(11,033)	$104,008
Add:
Fixed charges	106,314	44,648	27,047	6,095	21,619	19,016
Distributed income of equity investees	44,682	433
Amortization of capitalized interest	802	667	147	—	—	—
Less:
Capitalized interest	(14,554)	(9,541)	(2,631)	(257)	(3,782)	—

Earnings	$251,252	$233,400	$222,221	$57,169	$6,804	$123,024

Fixed charges:
Interest expensed and capitalized	$73,968	$19,772	$5,490	$877	$4,129	$1,871
Amortization of debt expense	5,329	4,660	4,876	1,321	1,427	513
Interest component of rent expense	27,017	20,216	16,681	3,897	16,063	16,632

Fixed charges	$106,314	$44,648	$27,047	$6,095	$21,619	$19,016

Ratio of earnings to fixed charges	2.36x	5.2x	8.2x	9.4x	—	6.5x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest, then subtracting interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.